Filed by: América Móvil, S.A.B. de C.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Telmex Internacional, S.A.B. de C.V.

Commission File No. 001-34086

INDEX

Documents contained in this filing:

1. Risk Factors and Other Disclosures Regarding Proposed Offers for Carso Global Telecom and Telmex Internacional

2. Additional Information Regarding Proposed Offers for Carso Global Telecom and Telmex Internacional Made Available by América Móvil

********************

In connection with the proposed transaction, América Móvil, S.A.B. de C.V. (“América Móvil”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include a prospectus and a tender offer statement. Investors and security holders are urged to read the prospectus and tender offer statement regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the prospectus and tender offer statement (when available) and other related documents filed by América Móvil with the SEC at the SEC’s website at www.sec.gov.

This document contains certain forward-looking statements that reflect the current views and/or expectations of América Móvil and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. América Móvil is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

1. Risk Factors and Other Disclosures Regarding Proposed Offers for Carso Global Telecom and Telmex Internacional

América Móvil made available to investors certain information relating to its previously-announced intention to conduct exchange offers to acquire the outstanding shares of both Carso Global Telecom and Telmex Internacional, including risk factors with respect to the proposed transaction. A copy of that information follows.

PROPOSED OFFERS TO ACQUIRE CARSO GLOBAL TELECOM AND TELMEX INTERNACIONAL

On January 13, 2010 we announced that we intend to conduct the Proposed Offers to acquire all the outstanding shares of Telmex Internacional and CGT. Telmex Internacional provides a wide range of telecommunications services in Brazil, Colombia and other countries in Latin America. CGT is a holding company with controlling interests in Telmex Internacional and Telmex, a leading Mexican telecommunications provider.

The Proposed Offers consist of the following two separate but concurrent offers:

•

An offer for the exchange of all the outstanding shares of CGT (the “CGT Offer”). The consideration in the CGT Offer will consist of 2.0474 Series L Shares of our company for each share of CGT. If all shareholders of CGT participate in the offer, we will issue approximately 7,129 million Series L Shares in the CGT Offer that we currently hold in our treasury.

•

An offer for the exchange or purchase of all the outstanding shares of Telmex Internacional (the “TII Offer”). The consideration in the TII Offer will consist of 0.373 Series L Shares of our company or Ps. 11.66, at the election of the exchanging holder, for each share of TII. We expect that CGT will not tender any of its TII Shares in the TII Offer. If all shareholders of Telmex Internacional other than CGT participate in the TII Offer and elect to receive shares, we will issue approximately 2,639 million Series L Shares in the TII Offer that we currently hold in our treasury. If all shareholders of Telmex Internacional other than CGT participate in the offer and elect to receive the cash consideration, we will pay Ps.82,480 million (U.S.$6,554 million based on the March 19, 2010 exchange rate) in the TII Offer.

If the Proposed Offers are completed, we will acquire controlling interests in CGT, Telmex Internacional (directly and indirectly through CGT) and Telmex (indirectly through CGT). The principal purpose of the Proposed Offers is to pursue synergies between our business and that of Telmex Internacional.

The Proposed Offers have been approved by our board of directors and our shareholders on January 13, 2010 and March 17, 2010, respectively. The commencement of the Proposed Offers requires regulatory approvals that we have not yet received, and the completion of the Proposed Offers will also be subject to receiving regulatory approvals and to other conditions. It is possible that if not all such approvals or conditions are obtained or met we will not complete the Proposed Offers. Accordingly, there can be no assurance as to when we will launch the Proposed Offers or as to whether or when they will be completed.

Carso Global Telecom

CGT is a holding company whose only material assets consist of shares of Telmex Internacional and shares of Telmex. Based on beneficial ownership reports filed with the SEC, CGT holds, directly or indirectly:

•	59.4% of all outstanding shares of Telmex (or 73.9% of Telmex’s Series AA Shares and 48.7% of Telmex’s Series L shares, which have limited voting rights); and

•	60.7% of all outstanding shares of Telmex Internacional (or 73.9% of Telmex Internacional’s AA Shares and 33.0% of Telmex Internacional’s L Shares, which have limited voting rights).

CGT has indebtedness, which amounted to Ps.29,479 (U.S.$2,257 million) as of December 31, 2009, excluding the indebtedness of its consolidated subsidiaries Telmex and Telmex Internacional.

Telmex Internacional

Telmex Internacional is a Mexican holding company, providing through its subsidiaries in Brazil, Colombia, Argentina, Chile, Peru and Ecuador, a wide range of telecommunications services. These services include voice, data and video transmission, Internet access and integrated telecommunications solutions; pay cable and satellite television; and print and Internet-based yellow pages directories in Mexico, the United States, Argentina, Peru and Colombia.

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Telmex Internacional’s principal business is in Brazil, which accounts for nearly 80% of its total revenues. Telmex Internacional operates in Brazil through Embratel Participações S.A. and its subsidiaries. We refer to Embratel Participações S.A. and, where the context requires, its consolidated subsidiaries as “Embratel”.

The following is a summary of Telmex Internacional’s business by geographic market:

•

Brazil. Through Embratel, Telmex Internacional is one of the leading providers of telecommunications services in Brazil. Its principal service offerings in Brazil include domestic and international long-distance, local telephone service, data transmission, direct-to-home (DTH) satellite television services and other communications services, though Embratel is evolving from being a long-distance revenue-based company to being an integrated telecommunications provider. Through Embratel’s high-speed data network, Telmex Internacional offers a broad array of products and services to a substantial number of Brazil’s 500 largest corporations. In addition, through Embratel’s partnership in Net Serviços de Comunicação S.A., the largest cable television operator in Brazil, Telmex Internacional offers “triple play” services in Brazil, whose network passes approximately 10.8 million homes.

•

Colombia. Telmex Internacional operates in Colombia through Telmex Colombia S.A. and several cable television subsidiaries that Telmex Internacional has acquired beginning in October 2006 and whose network passes 4.9 million homes. Telmex Internacional offers pay television, data solutions, access to the Internet and voice services. Telmex Internacional also bundles these services through double and triple play offerings.

•

Argentina. In Argentina, Telmex Internacional provides data transmission, Internet access and local and long-distance voice services to corporate and residential customers, data administration and hosting through two data centers and a yellow pages directory in print and on the Internet. Modular Internet and telephone access through WiMax in the 3.5 GHz frequency and GPON technologies is in the process of being deployed to service small- to medium-sized businesses.

•

Chile. In Chile, Telmex Internacional provides to small- and medium-sized businesses, as well as to larger corporate customers, data transmission, long-distance and local telephony, private telephony, virtual private and long-distance networks, dedicated Internet access and high capacity media services, along with other advanced services. Telmex Internacional also services the residential market with long-distance telephone services, broadband, local telephony and pay cable and digital satellite television. Telmex Internacional’s nationwide wireless network in the 3.4-3.6 GHz frequency employs WiMax technology.

•

Peru. In Peru, Telmex Internacional provides data transmission, Internet access, fixed-line telephony including domestic and international long-distance, public telephony, application-managed services for residential and corporate clients, virtual private networks, pay television as well as a yellow pages directory in print and on the Internet. Through its acquisition of cable television capabilities in Peru, Telmex Internacional has a network that passes approximately 300,000 homes. Telmex Internacional recently began offering wireless telephony using CDMA 450 MHz technology in the interior provinces of the country. Telmex Internacional also employs a WiMax platform in the 3.5 GHz frequency.

•

Yellow pages. Telmex Internacional’s yellow pages business operates in five countries and it publishes a total of 181 directories. 127 of these directories are published in Mexico with presence in all of the states and Mexico City, 48 directories are published in 31 states of the United States with particular focus on Hispanic markets, two directories are published in Peru in the city of Lima, and two directories are published in Argentina in the city of Buenos Aires. In Colombia, operations began in 2009 with two directories published in the city of Cali.

•

Ecuador. Telmex Internacional entered the telecommunications market in Ecuador in March 2007 as a competitive alternative to local incumbents in the residential and business segments, and it offers a wide array of voice, data, and Internet services, as well as pay television.

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Telmex

Telmex is a sociedad anónima bursátil de capital variable organized under the laws of Mexico. Substantially all of Telmex’s operations are conducted in Mexico. Telmex owns and operates a fixed-line telecommunications system in Mexico, where it is the only nationwide provider of fixed-line telephone services. Telmex also provides other telecommunications and telecommunications-related services such as corporate networks, Internet access services, information network management, telephone and computer equipment sales and interconnection services to other carriers.

In September 2000, Telmex transferred its Mexican wireless business and foreign operations at the time to América Móvil in an escisión, or split-up. Beginning in 2004, Telmex expanded its operations outside Mexico through a series of acquisitions in Brazil, Argentina, Chile, Colombia, Peru, Ecuador and the United States. In December 2007, Telmex transferred its Latin American and yellow pages directory businesses to Telmex Internacional in a second escisión.

Purpose of the Proposed Offers

The purpose of the Proposed Offers is to acquire, directly or indirectly, all the issued and outstanding shares of Telmex Internacional in order to combine our wireless communications services with Telmex Internacional’s voice, data and video transmission, Internet access and other telecommunications services in Brazil, Colombia and the Latin American countries other than Mexico where both companies conduct operations. We will also acquire a controlling interest in Telmex.

We believe that the telecommunications industry has evolved in recent years, resulting in integrated technological platforms that provide combined voice, data and video services. Also, recent developments in software applications, functionality and equipment are paving the way for a significant increase in demand for data services throughout Latin America. We believe that we would be in a position to offer integrated telecommunications services to our customers in those countries in Latin America in which both we and Telmex Internacional operate, regardless of the technological platform that generates the demand at any given time.

We believe that the business combination resulting from the Proposed Offers should generate synergies. We expect the business combination to permit a more efficient use of the companies’ networks and information systems, and would enable us to offer more integrated and universal services to our customers.

Effects of the Proposed Offers

If the Proposed Offers are completed, they will substantially increase the size and scope of our operations and enhance our standing as one of the world’s leading telecommunications companies and the largest in Latin America in terms of subscribers. On a consolidated basis, the Proposed Offers will result in substantially higher revenues, operating profit and net income. We also expect to have important long-term benefits from the synergies between our operations and those of Telmex Internacional. Our consolidated indebtedness will increase as a result of the Proposed Offers.

We have not yet completed preparation of pro forma financial statements showing the effects of the Proposed Offers. However, based on the information available to us, we estimate that, if the Proposed Offers had been completed as of December 31, 2009, on a pro forma combined basis at such date, América Móvil would have had total assets of Ps.818.7 billion and total debt of Ps.277.2 billion. We also estimate that, if the Proposed Offers had been completed as of January 1, 2009, on a pro forma combined basis for the year ended December 31, 2009, América Móvil would have had operating revenues of Ps.578.7 billion and operating income of Ps.149.9 billion.

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Translated to U.S. dollars at the December 31, 2009 exchange rate, these amounts would have been equivalent to pro forma combined total assets of U.S.$62.7 billion, total debt of U.S.$21.2 billion, operating revenues of U.S.$43.3 billion and operating income of U.S.$11.5 billion. This pro forma information is limited to Mexican FRS.

The pro forma information provided in the preceding paragraph is preliminary and unaudited and subject to change, and because of its limited scope it does not address all potential effects of the Proposed Offers. Moreover, we cannot provide any assurance that the Proposed Offers will be completed on the expected timetable or at all, or that any synergies will result from the acquisition. The creditors of us and Telcel, including the holders of the notes, will not have any claim against the assets or cash flows of CGT, Telmex, Telmex Internacional or any of their subsidiaries.

We will have more than sufficient funds to pay the cash purchase price for all Telmex Internacional shares that may be tendered for the cash consideration in the TII Offer. Our sources of funds include cash on hand at December 31, 2009, proceeds of new borrowings incurred in 2010, cash generated by our operations and the net proceeds of this offering. We also have additional sources of funding available for our operations and the Proposed Offers, including an undrawn U.S.$2 billion revolving credit facility maturing in April 2011 and substantial committed facilities with export credit agencies in several countries.

Telmex Internacional, CGT and Telmex will all become our consolidated subsidiaries if the Proposed Offers are completed. Financial statements and other financial information of Telmex Internacional can be located by reference to the file number 001-34086 through the SEC’s website at http://www.sec.gov and are also available at http://www.telmexinternacional.com/. Financial statements and other financial information of Carso Global Telecom are available at http://www.cgtelecom.com.mx/. Financial statements and other financial information of Telmex can be located by reference to the file number 001-32741 through the SEC’s website at http://www.sec.gov and are also available at http://www.telmex.com/mx/. Our references to the websites are inactive textual references, and we do not incorporate information on such websites in this offering memorandum.

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Selected Financial Data of Telmex Internacional

The selected consolidated financial data set forth below have been derived from Telmex Internacional’s consolidated financial statements for each of the five years in the period ended December 31, 2009.

	Year ended December 31,
	2005	2006(2)	2007	2008	2009(1)
	(2009 and 2008 in millions of Mexican pesos; 2007, 2006 and 2005 in millions of constant Mexican pesos as of December 31, 2007)
Income Statement Data:
Mexican FRS
Operating revenues	Ps.61,346	Ps.65,520	Ps.67,760	Ps.76,005	Ps.92,540
Operating costs and expenses	54,177	62,204	57,430	67,082	81,488
Operating income	7,169	3,316	10,330	8,923	11,052
Net income	4,586	3,018	7,014	5,631	9,563
Majority interest	3,180	2,353	6,464	5,535	9,105

Balance Sheet Data:
Mexican FRS
Plant, property and equipment, net	Ps.44,198	Ps.47,271	Ps.50,494	Ps.58,479	Ps.80,124
Total assets	94,119	108,181	129,281	131,513	174,301
Short-term debt and current portion of long-term debt	1,711	4,932	4,713	14,728	12,667
Long-term debt	9,196	12,558	11,269	10,895	21,310
Total stockholders’ equity	61,898	61,697	85,534	80,125	99,485
Capital stock	—	—	17,829	17,173	16,978

(1)	New accounting pronouncements under Mexican FRS that became effective in 2009 were applied on a prospective basis. As a result, the financial statements of prior years, which are presented for comparative purposes, have not been modified and may not be comparable to Telmex Internacional’s financial statements for 2009.
(2)	Telmex Internacional’s results of operations in 2006 were affected by several items relating to Brazilian tax proceedings. Under commercial, general and administrative costs, Telmex Internacional recorded (a) a charge of Ps.4,210 million related to Embratel’s settlement of a dispute over its liability for value added tax and (b) a provision of Ps.1,467 million for penalties and monetary correction related to income tax on incoming international long-distance service. Under other expenses (income), net Telmex Internacional recorded (a) other income of Ps.3,919 million representing the monetary gain and accrued interest related to taxes Embratel paid between 1990 and 1994 and became entitled to recover in 2006 and (b) other expenses of Ps.1,862 million representing the monetary gain and interest accrued related to back income taxes that Embratel was required to pay in 2006 on incoming international long-distance service for prior periods.

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Selected Financial Data of Telmex

The selected consolidated financial data set forth below have been derived from Telmex’s consolidated financial statements for each of the five years in the period ended December 31, 2009.

	As of and for the year ended December 31,
	2005	2006	2007	2008(2)	2009(2)	2009(1)
	(2009 and 2008 in millions of Mexican pesos; 2007, 2006 and 2005 in millions of constant Mexican pesos as of December 31, 2007)					(millions of U.S. dollars)
Income Statement Data:
Mexican FRS
Operating revenues	Ps.131,449	Ps.129,755	Ps.130,768	Ps.124,105	Ps.119,100	U.S.$	9,120
Operating costs and expenses	85,210	83,491	86,884	84,362	84,736		6,489
Operating income	46,239	46,264	43,884	39,743	34,364		2,631
Financing cost, net	5,699	3,770	3,349	9,233	4,314		330
Income from continuing operations, net of income tax	27,263	27,701	28,889	20,177	20,469		1,567
Income from discontinued operations, net of income tax	4,926	2,615	7,166	—	—		—
Net income	32,189	30,316	36,055	20,177	20,469		1,567

Balance Sheet Data:
Mexican FRS
Plant, property and equipment, net	Ps.130,088	Ps.124,613	Ps.120,649	Ps.112,865	Ps.104,305	U.S.$	7,987
Total assets from continuing operations	200,793	188,182	172,826	187,125	178,355		13,658
Total assets from discontinued operations	93,980	107,366	—	—	—		—
Total assets	294,773	295,548	172,826	187,125	178,355		13,658
Short-term debt and current portion of long-term debt	14,501	9,041	12,282	22,883	19,769		1,514
Long-term debt	75,696	81,376	79,180	84,172	83,105		6,364
Total stockholders’ equity	135,879	121,321	42,159	39,371	38,321		2,935
Capital stock	29,728	28,011	9,403	9,139	9,020		691

(1)	U.S. dollar amounts provided are translations from the peso amounts, solely for the convenience of the reader, at an exchange rate of Ps.13.0587 per U.S. dollar, the exchange rate reported by Banco de México for December 31, 2009.
(2)	New accounting pronouncements under Mexican FRS that came into force in 2009 and 2008 were applied on a prospective basis. As a result, the financial statements of prior years, which are presented for comparative purposes, have not been modified and may not be comparable to Telmex’s financial statements for 2009 and 2008.

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Risk Factors Relating to the Proposed Offers

We may be unable to complete the Proposed Offers.

The commencement of the Proposed Offers requires regulatory approvals that we have not yet received, and the completion of the Proposed Offers will also be subject to receiving regulatory approvals and to other conditions. It is possible that if not all such approvals or conditions are obtained or met we will not complete the Proposed Offers. Accordingly, there can be no assurance as to when we will launch the Proposed Offers or as to whether or when they will be completed. Failure to complete the Proposed Offers would make it more difficult for us to pursue synergies between the businesses of us and Telmex Internacional. We might do so by other means, such as commercial arrangements in various countries, that could be more expensive and time-consuming and less effective than if we had completed the Proposed Offers.

If we complete the Proposed Offers, but do not acquire a substantial majority of the outstanding capital stock of Telmex Internacional, that may adversely affect our ability to complete any post-closing reorganization of the combined company, which could reduce or delay the cost savings or revenue benefits to the combined company.

Consummation of the offer to acquire outstanding shares of Telmex Internacional is not conditioned on participation by a minimum number of shares of Telmex Internacional. In addition, pursuant to Mexican law, we will not be in a position to cause the delisting of such shares from the Mexican Stock Exchange and deregistration of such shares from the Comisión Nacional Bancaria de Valores, or “CNBV,” unless we obtain at least 95% of the issued and outstanding shares of Telmex Internacional (the level of shareholder approval required for delisting and deregistration under Mexican law). Therefore, we could complete the offer to acquire outstanding shares of Telmex Internacional but hold less than 100% of the shares of Telmex Internacional. The existence of minority shareholders at Telmex Internacional, and the continuing listing and registration of Telmex Internacional may generate additional expenses and result in administrative inefficiencies. For example, it would be more difficult and in some cases we may be precluded from conducting certain types of reorganizations involving Telmex Internacional and its subsidiaries that could result in significant benefits to the combined company. We also may be required to maintain separate audit committees at the boards of directors of América Móvil and Telmex Internacional, and we may be subject to separate reporting requirements with the Mexican Stock Exchange. In addition, all transactions between Telmex Internacional and us could be subject to additional requirements under Mexican law, which may limit our ability to achieve certain savings and to conduct the joint operations as a single business unit in order to achieve our strategic objectives. As a result, it may take longer and be more difficult to effect any post-closing reorganization and the full amount of the cost synergies and revenue benefits for the combined company may not be obtained or may only be obtained over a longer period of time. This may adversely affect our ability to achieve the expected amount of cost synergies and revenue benefits after the offer to acquire outstanding shares of Telmex Internacional is completed.

If we complete the Proposed Offers, we may fail to realize the business growth opportunities, revenue benefits, cost savings and other benefits anticipated from, or may incur unanticipated costs associated with, the Proposed Offers and our results of operations and financial condition.

Our acquisition of Telmex Internacional may not achieve the business growth opportunities, revenue benefits, cost savings and other benefits we anticipate. We believe the offer consideration is justified by these benefits we expect to achieve by combining our operations with those of Telmex Internacional. However, these benefits may not develop and other assumptions upon which the offer consideration was determined may prove to be incorrect, as, among other things, such assumptions were based on publicly available information.

We may be unable to fully implement our business plans and strategies for the combined businesses due to regulatory limitations. Each of América Móvil and Telmex Internacional is subject to extensive government regulation, and we may face regulatory restrictions in our provision of combined services in some of the countries in which we operate. For example, in Brazil, América Móvil’s and Telmex Internacional’s businesses are regulated by the Brazilian National Telecommunications Agency, or “Anatel”. Pending regulations by Anatel, which focus on economic groups with significant market powers, will impose new cost-based methodologies for determining interconnection fees charged by operators in Brazil. We cannot predict whether Anatel would impose specific regulations that would affect our combined operations more adversely than they would affect our individual operations. In Mexico, América Móvil is part of an industry-wide investigation by the Federal Economic Competition Commission (Comisión Federal de Competencia Económica, or “Cofeco”) to determine whether any operators possess substantial market power or engage in certain monopolistic practices in certain segments of the Mexican telecommunications market. CGT is the direct holder of approximately 59.4% of the outstanding capital stock of Telmex, and we will be acquiring a controlling interest in Telmex through the

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offer to acquire outstanding shares of CGT. As a result of those investigations, Telmex and América Móvil have already been found to have substantial power in certain markets. We cannot predict whether Cofeco or other governmental entities would renew or revise its investigations to take into account the combined businesses.

Under any of these circumstances, the business growth opportunities, revenue benefits, cost savings and other benefits anticipated by us to result from the Proposed Offers may not be achieved as expected, or at all, or may be delayed. To the extent that we incur higher integration costs or achieve lower revenue benefits or fewer cost savings than expected, our results of operations and financial condition may suffer.

If we complete the Proposed Offers to acquire Telmex Internacional and CGT, those Proposed Offers will have a material effect on us, but we are not now able to provide you with separate historical financial statements or complete pro forma financial information.

If the Proposed Offers are completed, we will acquire controlling interests in CGT, Telmex Internacional (directly and indirectly through CGT), and Telmex (indirectly through CGT). These acquisitions will be highly material to our consolidated financial condition and results of operations. If the offering of the notes were registered under the Securities Act, we would be required to present audited financial statements of Telmex Internacional and Telmex as of December 31, 2009 and for each of the years ended December 31, 2009, 2008 and 2007 as well as pro forma financial information as of December 31, 2009 and for each of the years ended December 31, 2009, 2008 and 2007. Subsequent to the date of this offering memorandum, we plan to provide such financial statements and pro forma information in connection with the registration of the offer to acquire outstanding shares of Telmex Internacional on Form F-4 under the Securities Act. At the time of this offering, however, we have not completed preparation of pro forma financial statements showing the effects of the Proposed Offers and accordingly, we are not able to fully present them in this offering memorandum. The absence of historical financial statements and pro forma financial information may limit your ability to evaluate the effects of the Proposed Offers on our financial condition and results of operations.

Our consolidated indebtedness will increase substantially if we complete the Proposed Offers.

Our consolidated indebtedness will increase as a result of the Proposed Offers. As of December 31, 2009, we had, on an unconsolidated basis (parent company only), unsecured and unsubordinated indebtedness and guarantees of subsidiary indebtedness of approximately Ps.99,316 million (U.S.$7,605 million). In addition, each of Telmex Internacional, CGT and Telmex has substantial consolidated indebtedness which will be consolidated in our financial statements for future periods with our consolidated indebtedness if the Proposed Offers are completed. See “Proposed Offers to Acquire Carso Global Telecom and Telmex Internacional” in this offering memorandum.

Completing the offer to acquire outstanding shares of Telmex Internacional could require a substantial expenditure of cash.

If all shareholders of Telmex Internacional other than CGT participate in the offer to acquire outstanding shares of Telmex Internacional and elect to receive the cash consideration, we will be required to pay Ps.82,480 million (U.S.$6,554 million based on the March 19, 2010 exchange rate). At current market prices, the value of the cash consideration exceeds the value of the share consideration, so we expect many shareholders to elect the cash consideration, although these conditions may change before the expiration of the offer to acquire outstanding shares of Telmex Internacional.

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2. Additional Information Made Available by América Móvil Regarding Proposed Offers for Carso Global Telecom and Telmex Internacional

América Móvil made available to investors additional information relating to its previously announced exchange offers to acquire the outstanding shares of both Carso Global Telecom and Telmex Internacional. A copy of that information follows.

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América Móvil

América Móvil: Summary

2

AMX

The third largest operator by equity subscribers, América Móvil has presence in 18 countries in the Americas

2009

Wireless Subscribers 201 M

Total Revenues $29 Bn

EBITDA $12 Bn

Countries 18

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AméricaMóvil has announced it’s intention to acquire the control of Telmex and up to 100% of the equity of TelmexInternacional

•America Movil will file shortly tender offers for:

–100% of Carso Global Telecom, the holding company that owns approximately 60% of both Telmex and TelmexInternacional

AMX will offer an exchange of shares

–All outstanding TelmexInternacional shares not owned by CGT

AMX will offer shares or cash

América Móvil: Overview

5

AMX

With little over 10M equity subs in 2000, our subscriber base increased 20 times, to reach 201 million subscribers in 2009…

Wireless Susbscribers

Million

250

200

150

100

50

0

40% CAGR

10

201

2000

2009

AMX

…becoming in the process the third largest in the wireless world…

Equity Subscribers*

Sep. ‘09

Million

600

500

400

300

200

100

0

508

323

194

171

165

China Mobile

Vodafone

AMX

TEF

Telenor

*Weighted by equity participation. Source: Companies’ reports.

AMX

…and the largest in Latin America by a wide margin…

LatAm Equity Subscribers*

Sep. ‘09

Million

200

180

160

140

120

100

80

60

40

20

0

181**

96

29

15

AMX

TEF

Telecom Italia

Millicom

*Weighted by equity participation. **Excludes Tracfone in the US. Source: Companies’ reports.

AMX

...as the region’s wireless penetration rate reached 90%, up from only 12% in the year 2000

Wireless Penetration LatAm

100%

90%

80%

70%

60%

50%

40%

30%

20%

10%

0%

12%

90%

2000

2009E

AMX Estimates.

AMX

Our footprint comprises practically all of the Americas, including The Caribbean and the U.S., where we have an MVNO

2000

2009

telcel

COMCEL GSM

Claro

AMX

In the majority of the countries were we operate we are the largest player; in most others, the second one

Market Share by Country

As of December ‘09

0% 10% 20% 30% 40% 50% 60% 70% 80%

71% 70% 69% 66% 52% 40% 36% 35% 27% 26% 25% 21%

Mexico Ecuador* Colombia Nicaragua Dominicana Peru Guatemala Argentina Puerto Rico EI Salvador Brazil Chile

#1 #2 #3

AMX

Our subscriber base is very diversified, with Mexico accounting for less than 30% of our clients, followed by Brazil with 22%

Subscribers by Region

2009

United States & Caribbean; 10.2%

Central America; 4.7%

Ecuador, Peru & Chile; 10.6%

Colombia**; 13.8%

Argentina*; 9.1%

Mexico; 29.4%

Brazil; 22.1%

*Includes Paraguay and Uruguay. **Includes Panamá.

AMX

The growth of our subscriber base brought about a significant expansion of our revenues and EBITDA

Revenues & EBITDA

USD Billion

35 30 25 20 15 10 5 0

2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

Revenues EBITDA

Source: Company Data 13

AMX

In spite of the economic downturn the region faced in 2009 most of our operations exhibited fairly strong service revenue growth

Service Revenue Growth*

January – December ‘09

20.0% 15.0% 10.0% 5.0% 0.0% -5.0% -10.0%

8.4% 7.9% 8.8% 4.2% 18.5% 13.3% 12.3% -1.0% -6.3% 11.6% 13.7%

America Movil Mexico Brazil Colombia Argentina** Ecuador Peru Chile Central America Caribbean U.S.A.

*YoY% change with constant FX **Includes Paraguay and Uruguay

AMX

The distribution of our revenues reflects –with a lag– the

geographical diversification of our client base

Revenues by Region

2009

US & The Caribbean; 13.2%

Central America; 4.7%

Ecuador, Peru & Chile; 8.3%

Colombia**; 9.4%

Argentina*; 7.8%

Mexico; 36.1%

Brazil; 20.6%

*Includes Paraguay & Uruguay. **Includes Panama.

AMX

Our capital expenditures have allowed us to broaden our

coverage, expand our capacity and introduce new technologies

CAPEX

USD Billions

6 5 4 3 2 1 0

2005 2006 2007 2008 2009 2010E 25% 20% 15% 10% 5%

CAPEX CAPEX/Sales

Source: AMX

AMX

Free Cash Flow

USD Billion

The increase in EBITDA and the reduction of our CAPEX relative to sales resulted in a significant increase of our free cash flow…

6.5

7 6 5 4 3 2 1 0 -1

2001 2002 2003 2004 2005 2006 2007 2008 2009

Source: AMX

AMX

…and in consistently solid net profits

Net Income

USD Billion

5.2

6 5 4 3 2 1 0 -1

2001 2002 2003 2004 2005 2006 2007 2008 2009

Source: AMX

Evolution of Data Services

19

The speed of data transmission has increased exponentially with the new mobile technologies, enabling development of new

apps…

Incorporation of New Technologies

Data Services

UMTS/R99

1.5 Mbs

GPRS

0.025 Mbs

EDGE

0.25 Mbs

3G

UMTS/HSDPA

3.6 Mbs

Mbps

4.5 4.0 3.5 2.5 2.0 1.5 1.0 0.5 0.0

2002 2003 2004 2005 2006 2007 2008 2009 2010 2011

Source: Company data. 20

Source: AMX

Data Services

… allowing us to strongly increase data revenues in 2009 even in the face of very adverse economic conditions… Data Revenue Growth by Country

January- December ‘09

Growth in local currency

100% 80% 60% 40% 20% 0%

39% 37% 63% 74% 87% 19% 52% 68%

Mexico Argentina* Brazil Chile Colombia** Ecuador Peru Caribbean

*Includes Paraguay & Uruguay. **Includes Panama. Source: AMX

Data Services

…with the share of data revenues in service revenues rising sharply Data Revenues as % of Service Revenues

2009

50.0% 40.0% 30.0% 20.0% 10.0% 0.0%

21.6% 35.4% 12.0% 13.0% 10.4% 9.9% 21.7% 10.0% 15.4%

Mexico Argentina** C. America Brazil Chile Colombia*** Ecuador Peru Caribbean 2008 2009

*Change in percentage points. **Includes Paraguay & Uruguay. ***Includes Panama. Source: AMX

Data Services

Broadband penetration in the region is 7% on average, much below that of other regions…

Broadband Penetration

March 2009

35% 30% 25% 20% 15% 10% 5% 0%

10% 10% 9% 7% 7% 4% 3% 2%

7%

23% 27% 29% 32%

Argemtoma Chile Uruguay Mexico Brazil Colombia Peru Ecuador U.S.A. European Union Canada South Korea

Source: Merrill Lynch Wireline Matrix

Data Services

…but the gap should narrow as a result of falling prices for various devices, including smart-phones and net-books Smart-phones as % of Handset Purchases

20% 18% 16% 14% 12% 10% 8% 6% 4%

2006 2007 2008 2009

Source: AMX

24

Data Services

Inthe telecommunications sector technology has evolved in such a way as to create a greater integration between the fixed and wireless networks.

Wireless

Technology

Wire-line

Technology

Faster Data Speed Transmissions

Lower Handset Costs

Significant expansion of demand for data services

Data Services

Pooling our resources with those of Telmex and Telmex

International will allow us to attain important economies of scale that none of us individually would be able to achieve.

CAPEX

Commercial Distribution

Procurement of Equipment and Content

Customer Service

Network operation

More Competitive: Win the preference of the Clients

The New América Móvil

27

New AMX

1	Leading Global Telecom Operator
2	Strong Financial Flexibility and Credit Quality
3	Footprint in Countries with Significant Growth Opportunities
4.	High Growth Story in Combination with Stable Cash Generation
5	Merger Synergies
6	Current Infrastructure as Competitive Advantage

28

New AMX

Telmex Internacional

Pops 338 M

Total Accesses 19 M

Optic Fiber 80 K kms

Satellites 4

Yellow Pages 5 countries

Coaxial Cable 19 M

Homes

Accesses

Broadband Voice

20%

39%

1%

40%

Data

Television

New AMX

América Móvil today New América Móvil

Wireless Only

Fixed and Wireless

New AMX

Fixed and Wireless Wireless Only

Pops 506 M

Total Accesses 246 M

Optic Fiber 255 K kms

Satellites 4

Yellow Pages 5 countries

Coaxial Cable 19 M Homes

New AMX

The integration of Telmex and Telint in AméricaMóvil would have resulted in consolidated revenues of 43 Bn USD in 2009

Revenues

América Móvil Proforma* 2009

USD Billions

50 45 40 35 30 25 20 15 10 5 0

29 9 7 2 43

América Móvil Telmex Telmex Internacional Eliminations New América Móvil

4% 7% 4% 6% 7% 5% 24% 43%

Mexico Brazil Argentina, Paraguay & Uruguay Colombia Ecuador, Peru & Chile Central America Caribbean

New AMX

Half of the service revenues would have come from wireless voice services, with data services (fixed & wireless) accounting for 21%

Service Revenues by Category

2009 América Móvil Proforma

10.7% 29.2% 10.2% 49.9%

42 Bn dollars

Wireless Voice

Wireless Data

Fixed Line voice

Fixed Line Data

New AMX

Mexican revenues would have almost doubled Brazil’s, which in turn would have been three times greater than those of Colombia

Revenues by Country

América Móvil Proforma* 2009

USD Billions

25 20 15 10 5 0

19 11

Mexico Brazil

USD Billions

7 6 5 4 3 2 1 0

Caribbean Colombia Ecuador peru $ Chile, Argentina Central America US

* Reflects intercompany eliminations.

New AMX

Our operating profit would have reached 11.1 Bn USD, which would have been translated into a net income of 6.4 Bn USD…

Net Income

América Móvil Proforma* 2009

USD Billions

20 18 16 14 12 10 8 6 4 2 0

17.2 6.1 11.1 0.6 4.1 6.4

EBITDA Depreciation & Amortization Operating Income Comprehensive Financing Cost (Income)

Taxes & Others Net Income

* Reflects intercompany eliminations.

New AMX

…while our cash flow from operations would have exceeded 14 Bn USD resulting in a free cash flow of 8.6 Bn USD

Cash Flow

América Móvil Proforma* 2009

Miles de Millones de Dls

20 18 16 14 12 10 8 6 4 2 0

17.2 3.1 14.1 5.5 8.6 2.3 2.5 3.8

EBITDA Taxes, Interests & Others Operating Cash Flow CAPEX Free Cash Flow Share Buybacks Dividends & Others Net Debt Reduction

*	Reflects intercompany eliminations.

New AMX

Gross debt would have been 21.2 Bn USD which represents a net debt of 16.8 Bn USD, less than 1x EBITDA

Gross Debt

USD Billion

25 20 15 10 5 0

8.5 7.9 2.6 2.3 21.2 4.4 16.8

America Movil Telmex Telmex Internacional CGT gross Debt Total Cash Net Debt New America Movil

New AMX

The maturity profile of our debt is comfortable considering that the coming amortizations are only a fraction of our free cash flow

Debt Maturity Profile

USD Billions

3.5 3.0 2.5 2.0 1.5 1.0 0.5 0.0

1.6* 3.0 2.9 2.0 2.5 1.4 1.2 0.8 0.8 1.3 1.0 0.6 0.8 0.1

0.5 0.2 0.7 0.7 1.1 0.6 0.7 0.8 0.2 0.8 1.0 0.6 0.4 0.1

2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2035 2036 2037 2039

Telmex, Telint & CGT

AMX

*As of February 28, 2010

New AMX

Our debt structure reflects a very well diversified funding base, with dollar bonds accounting for 30% of the total

Debt Structure

Dic ‘09

CURRENT

17.1% 10.9% 23.8% 48.2%

PROFORMA

10.0% 26.8% 7.2% 26.2% 29.9%

8.5 Bn USD 21.2 Bn USD

Peso-Denominated bonds

Other Local Currency Debt

ECAs

Dollar-Denominated Bonds

Dollar Bank Loans

New AMX

We have always maintained a conservative financial stance; the integration with TMX-TII will not affect much our leverage

Net Debt / EBITDA

X / times 2.0 1.8 1.6 1.4 1.2

1.0 1.0x 0.8 0.6 0.4 0.2 0.0 2001 2002 2003 2004 2005 2006 2007 2008 2009 Proforma

Source: Company Data

40

International Comps

41

Top 50 Global Companies

Market Cap Market Cap

# Company(US Billion) Country # Company(US Billion) Country

1	Petrochina 332 China 26 Chevron 142 United States
2	Exxon Mobil 308 United States 27 Novartis 141 Switzerland
3	Microsoft 245 United States 28 Wells Fargo 139 United States
4	Industrial & Commercial Bank 240 China 29 Cisco Systems 137 United States
5	Wal-Mart 202 United States 30 Vale 135 Brazil
6	China Mobile 195 Hong Kong 31 Total 133 France
7	Berkshire 189 United States 32 Gazprom 129 Russia
8	BHP Billiton 188 Unted Kingdom 33 Toyota Motor 129 Japan

9 Apple 182 United States 34 China Petroleum 128 China

10	China Construction Bank 180 China 35 Bank of America 125 United States
11	Procter & Gamble 179 United States 36 Coca-Cola 125 United States
12	HSBC 179 United Kingdom 37 China Life 118 China
13	Johnson & Johnson 173 United States 38 Oracle 117 United States
14	Petrobras 171 Brazil 39 Rio Tinto 117 United Kingdom
15	Nestle 170 Switzerland 40 HP 115 United States
16	BP plc 169 United Kingdom 41 Vodafone 114 United Kingdom
17	Google 169 United States 42 Intel 113 United States
18	Royal Dutch 166 Netherlands 43 Merck KGAM 113 United States
19	General Electric 166 United States 44 Banco Santander 108 Spain
20	IBM 163 United States 45 Telefonica 104 Spain
21	JPMorgan Chase 154 United States 46 GlaxoSmithKline 100 United Kingdom
22	AT&T 148 United States 47 EDF 98 France
23	Roche 151 Switzerland 48 America Movil Pro Forma 97 Mexico
24	Pfeizer 150 United States 49 Sanofi-Aventis 95 France
50	Samsung 95 South Korea
25	Bank of China 145 China TOTAL 7,681

Telcos América Móvil becomes the fifth largest telecom company in the world.

Source: Citibank. Bloomberg, February 15, 2010

International Comparisons

The new AméricaMóvil stands as the eighth operator worldwide in the telecom sector in terms of revenues and EBITDA…

Revenues

150 100 50 0

123 108 94 84 74 69 63 43 42

AT&T Verizon Deutsche Telekom Telefonica France Telecom Vodafone China Mobile AMX* Telecom Italia

2009E EBITDA

50 40 30 20 10 0

41 36 33 33 29 26 22 17 16

A.. V.. C.. T.. D.. F.. V.. A.. T..

EBITDA Margin

60% 40% 20% 0%

52% 40% 39% 38% 35% 33% 33% 32% 31%

China Mobile AMX* Telefonica Telecom Italia France Telecom Verizon AT&T Vodafone Deutsche Telekom

*AMX Proforma. Source: Goldman Sachs

International Comparisons

However our net debt is substantially lower than that of all major Western telcos, who have twice the leverage of the new AMX…

USD Billion Net Debt 2009E

Net Debt/EBITDA

100 80 60 40 20 0 -20 -40

-28 11 17 48 49 58 66 74 87

China Mobile China Telecom AMX* Vodafone France Telecom Telefonica Deutsche Telekom Verizon AT&T

2.5 2.0 1.5 1.0 0.5 0.0 -0.5 -1.0

-0.8 1.0 1.0 1.8 2.0 2.0 2.0 2.0 2.2

China Mobile AMX* China Telecom TeleFonica Verizon France Telecom Vodafone AT&T Deutsche Telekom

*AMX Proforma. Source: Morgan Stanley

International Comparisons

In terms of market cap AméricaMóvil would be roughly tied in the fourth place within the sector, third excluding China

Market Cap

As of March 12th, 2010

250 200 150 100 50 0

195 151 121 111 108 84 65 59 37

China Mobile AT&T Vodafone Telefonica AMX* Verizon France Telecom Deutsche Telekom China Telecom

USD Billion

*AMX Proforma. Source: Bloomberg

International Comparisons

Under various credit risk metrics América Móvil comes across as a better credit than the Western majors

Credit Comps

FFO / Total Debt Free Cash Flow / Total Debt

80% 60% 40% 20% 0%

73% 56% 46% 37% 32% 29% 25% 19%

AMX* Verizon AT&T France Telecom Vodafone Deutsche Telekom Telefonica Telecom Italia

70% 60% 50% 40% 30% 20% 10% 0% -10%

57% 24% 23% 22% 20% 15% 9% -3%

AMX* AT&T Verizon France Telecom Vodafone Deutsche Telekom Telefonica Telecom

Total Debt / EBITDA EBITDA / Interest Expenses

Veces

4 3 3 2 2 1 1 0

1.0 1.8 1.8 2.2 2.7 2.8 3.3

AMX* AT&T Verizon France Telecom Vodafone Deutsche Telekom Telefonica Telecom Italia

Veces

20 15 10 5 0 18.8 16.8 12.9 12.7 7.9 6.9 5.9

AMX* AT&T Verizon France Telecom Vodafone Deutsche Telekom Telefonica Telecom Italia

*AMX Proforma. Source: Goldman Sachs

International Comparisons

América Móvil is truly a new kind of asset in the Telecom space in terms of financial soundness

América Móvil vs. Peers FY2009

Mean =56% Am erica

100% Movil

75% 50%

Free Cash Flow/Net Debt

AT&T

25% Vodafone

France Telecom Mean =20%

British Telecom

0% Deutsche Telekom Telefonica -25%

0% 20% 40% 60% 80% 100% 120% 140% 160%

Funds from Operations / Net Debt

Note: Funds from Operations defined as Net Income + Non-recurring Income & Expenses + Depreciation & Amortization + Net Financial Income (Expense)

Free Cash Flow defined as Change in Cash – Cash from Financing Activities – Dividends Paid

Bubble sizes correspond to EBITDA

Source: Citigroup

47

International Comparisons

When adjusted for dividend payments AméricaMóvil’s free cash flow would have surpassed that of all major global telcos… Free Cash Flow Conversion*

2009E

USD Billion

8 7 6 5 4 3 2 1 0

17.2% 7.33 5.6% 6.85 7.8% 5.02 4.4% 3.95 2.8% 2.96 3.8% 2.47 2.8% 2.25

FCF as % of Revenues

NewAMX AT&T France Telecom Deutsche Telekom Verizon Vodafone Telefonica

Source: Citibank. * FCF defined as Change in Cash – Cash from Financing Activities – Dividends Paid

International Comparisons

…which has partly to do with the fact that we are not committed to major dividend payments since we have been a growth company Dividend Yield*

USD Billion

9% 8% 7% 6% 5% 4% 3% 2% 1% 0%

1.4% 3.3% 4.7% 5.5% 6.4% 6.6% 8.0% 8.1% 8.2%

New AMX China Mobile Telecom Italia Vodafone AT&T Verizon Telefonica France Telecom Deutsche Telekom

*Excludes Extraordinary Dividends. Source: Citi.

AMX in the International Debt Mkts

AMX’ global ratings have improved considerably relative to our peers, following opposite trends

Fitch

AA AA-A+ A

A-BBB+ BBB BBB-BB+ BB

2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

Moodys

2000 Ba2 Ba1 Baa3 Baa2 Baa1 A3 A2 A1 Aa3 Aa2 2001

2002

2003

2004

2005 2006 2007

2008

2009

2010

S&P

AA AA-A+ A

A-BBB+ BBB BBB-BB+ BB

2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

AMX AT&T Verizon Telefonica Vodafone

Stable Outlook Positive Outlook Negative Outlook

50

AMX in the International Debt Mkts

AMX has always had better global ratings than the Mexican Government, and now the differential is widening

Fitch

A A- BBB+ BBB BBB- BB+ BB

2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

Moodys

A2 A3 Baa1 Baa2 Baa3 Ba1 Ba2

2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

S&P

A A- BBB+ BBB BBB- BB+ BB

2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

Stable Outlook Positive Outlook

AMX

UMS

américa móvil